

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

Via E-mail
Mr. Rob Doyle
Chief Financial Officer
Pan American Silver Corp.
625 Howe Street, Suite 1500
Vancouver, BC, V6C 2T6
Canada

> **Re:    Pan American Silver Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Response dated September 12, 2013**
> **File No. 000-13727**

Dear Mr. Burns:

We have reviewed your response and have the following comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2012

Exhibit 1.2 – Management's Discussion and Analysis

Alternative Performance (non-GAAP) Measures, page 41
Cash and Total Costs per Ounce of Silver, page 41

1.      We note your response to our prior comment 1.  Please modify your disclosure in regards to your non-GAAP measures (including cash costs, total costs, cash cost per ounce and total costs per ounce) in future filings to:

- compute and disclose these non-GAAP measures both gross and net of by-product credits, either through a separate computation or as a subtotal in your current computation (for example: cash costs gross of by-product credits; less by-product credits; cash costs net of by-product credits);

- revise the titles of your non-GAAP measures throughout your filings to clarify that the measures are net of by-product credits (e.g. "cash costs, net of by-product credits" or "total costs, net of by-product credits");

- disclose why you believe presenting a cost measure net of revenue is useful to your investors;

- explain why you consider these other metals to be by-products despite their significance; and,

- quantify and dollar amount of by-product credits attributable to each metal, if material, and reconcile these amounts to the total by-product credits included in your non-GAAP measure.

In your response to this comment, please provide us with a sample of your proposed future disclosure.


You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.


Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining